Exhibit 99.2

AMENDMENT NUMBER FOUR TO THE
LOWE’S 401(k) PLAN

This Amendment Number Four to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2013 (the “Plan”), is adopted by Lowe’s Companies, Inc. (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company currently maintains the Plan; and
WHEREAS, the Company desires to amend the Plan to (1) permit participation by At Home Call Center Agents and (2) revise the provisions related to the payment of fees;
NOW, THEREFORE, the Company hereby amends the Plan effective as of January 1, 2016, as follows:
1.    Section 3(a)(3) regarding the exclusion of At Home Call Center Agents is deleted in its entirety.
2.    Section 7 of the Plan shall be deleted in its entirety and replaced with the following:
Section 7
Expenses of the Plan and Trust
All expenses of administering the Plan and Trust, including all reasonable expenses of the Committee, shall be paid by Lowe’s to the extent not charged to Participant (including former Employee) Accounts or otherwise paid by the Plan; provided, however, that any expenses applicable to, or charged by, an investment fund shall be charged to, and paid from, that investment fund or the Accounts invested in that investment fund and shall not be charged to, or paid by, Lowe’s. The payment of expenses by Lowe’s shall not be deemed to be Contributions. Active and former Employee Accounts may be assessed fees to the extent permitted by ERISA and the Code.
4.    Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.
IN WITNESS HEREOF, the Company has caused this instrument to be executed by its duly authorized officer this 11th day of November, 2015.

LOWE’S COMPANIES, INC.

By:	/s/ Maureen K. Ausura
Maureen K. Ausura Chief Human Resources Officer